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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number: Date examination completed:

      811-08055                                             03/29/2007
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2. State identification Number: N/A
   ------------ ------------ ------------ ------------ ------------ ------------
    AL           AK           AZ           AR           CA           CO
   ------------ ------------ ------------ ------------ ------------ ------------
    CT           DE           DC           FL           GA           HI
   ------------ ------------ ------------ ------------ ------------ ------------
    ID           IL           IN           IA           KS           KY
   ------------ ------------ ------------ ------------ ------------ ------------
    LA           ME           MD           MA           MI           MN
   ------------ ------------ ------------ ------------ ------------ ------------
    MS           MO           MT           NE           NV           NH
   ------------ ------------ ------------ ------------ ------------ ------------
    NJ           NM           NY           NC           ND           OH
   ------------ ------------ ------------ ------------ ------------ ------------
    OK           OR           PA           RI           SC           SD
   ------------ ------------ ------------ ------------ ------------ ------------
    TN           TX           UT           VT           VA           WA
   ------------ ------------ ------------ ------------ ------------ ------------
    WV           WI           WY           PUERTO RICO
   ------------ ------------ ------------ --------------------------------------
    Other (specify):
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3. Exact name of investment company as specified in registration statement:

   TIAA-CREF Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

   730 Third Avenue, New York, NY  10017
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations
     are conducted, and one copy with the appropriate state administrator(s), if applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
the TIAA-CREF Mutual Funds and TIAA-CREF Mutual Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment CompanyAct of 1940, about the TIAA-CREF Mutual Funds
Managed Allocation Funds, (hereafter referred to as the ?Fund? ) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (?the Act?) as of December 31, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006, and with respect to agreement of security purchases and sales, for the periods October 1, 2006 through December 31, 2006 for the TIAA-CREF Mutual Funds Managed Allocation Fund:

- Confirmation of all securities held by institutions in book entry form with the Transfer Agent, Boston Financial Data Services;

- Reconciliation of all such securities to the books and records of the Fund and the Transfer Agent;

- Agreement of a sample of 15 security purchases and 15 security sales for the Managed Allocation Fund from the books and records of the Funds to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds? compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

New York, NY
March 29, 2006

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


We, as members of management of TIAA-CREF Mutual Funds Managed
Allocation Fund, (hereafter referred to as the ?Fund?), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of December 31, 2006, and from October 1, 2006, for the TIAA-CREF Mutual Funds Managed Allocation Fund, through
December 31, 2006.


Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006, and from October 1, 2006, for the TIAA-CREF Mutual Funds Managed Allocation Fund, through December 31, 2006 with respect to securities reflected in the investment accounts of the Fund.


TIAA-CREF Mutual Fund Managed Allocation Fund


By:

/s/ Scott C. Evans

Scott C. Evans
Name of Company Officia

Executive Vice President
Title

03/29/07
Date



/s/ Phillip G. Goff

Phillip G. Goff
Name of Company Official

Funds Treasurer
Title

03/29/07
Date